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                                                                       Exhibit 3


                            MERRILL LYNCH & CO., INC.


                           CERTIFICATE OF DESIGNATION
             Pursuant to Section 151 of the General Corporation Law
                            of the State of Delaware


                              SPECIAL VOTING STOCK

                  MERRILL LYNCH & CO., INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), HEREBY CERTIFIES that, the following resolutions were duly adopted by the Board of Directors of the Corporation and by the Executive Committee of the Board of Directors pursuant to authority conferred upon the Board of Directors by the provisions of the Restated Certificate of Incorporation of the Corporation, as amended, (the "Certificate of Incorporation"), and pursuant to authority conferred upon the Executive Committee of the Board of Directors in accordance with Section 141(c) of the General Corporation Law of the State of Delaware, by
Article IV, Section 1 of the Bylaws of the Corporation and by the resolutions of the Board of Directors set forth herein, at a meeting of the Board of Directors duly held on June 22, 1998 and by unanimous written consent of the Executive Committee dated August 18, 1998:

                  1. The Board of Directors on June 22, 1998 adopted the following resolutions authorizing the Executive Committee of the Board of Directors to act on behalf of the Board of Directors in connection with the issuance of the Special Voting Share and fixing the relative powers, preferences, rights, qualifications, limitations and restrictions of such share:

                  "FURTHER RESOLVED, that in connection with the Transaction and the Arrangement the Corporation, directly or indirectly, through one or more foreign or domestic subsidiaries of the Corporation, is hereby authorized to undertake and complete and cause to be undertaken and completed each of the following actions:

                  . . . g) the Executive Committee is hereby authorized to take any and all action that the Executive Committee may deem necessary or desirable under applicable law, including without limitation, the execution of one or more Certificates of Designation under Section 151 of the General Corporation Law of the State of Delaware, to create and issue one Special Voting Share in the capital of the Corporation, to have the rights, privileges, restrictions and


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                           conditions substantially as set forth in and
                           contemplated by the MWI Plan of Arrangement and the Voting and Exchange Trust Agreement, in each case, as discussed at this meeting, such share to be issued for an aggregate consideration of $1.00, and upon receipt by the Corporation of the consideration therefor such Special Voting Share shall be issued to the trustee under the Voting and Exchange Trust Agreement hereinafter approved, to be held and exercised by such trustee as therein contemplated;"

                  2. The Executive Committee of the Board of Directors, by unanimous written consent to corporate action dated August 18, 1998 adopted the following resolution pursuant to authority conferred upon the Executive Committee by the resolution of the Board of Directors set forth in paragraph 1:

                  "RESOLVED, that Special Voting Stock of the Corporation is hereby authorized, and the Executive Committee hereby fixes the number, powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Special Voting Stock as follows:

                  I. AUTHORIZED NUMBER AND DESIGNATION. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a series of Preferred Stock designated as "Special Voting Stock". The number of shares constituting the Special Voting Stock shall be one (the "Special Voting Share").

                  II. DIVIDENDS. Neither the holder nor, if different, the owner of the Special Voting Share shall be entitled to receive Corporation dividends in its capacity as holder or owner thereof.

                  III. VOTING RIGHTS. The holder of record of the Special Voting Share shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Corporation at a Corporation meeting or in connection with a Corporation consent.

                  IV. LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Special Voting Share shall be entitled to receive out of the assets of the Corporation available for distribution to the stockholders, an amount equal to $1.00 before any distribution is made on the common stock of the Corporation or any other stock ranking junior to the Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

                  V. RANKING. The Special Voting Share shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock


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of the Corporation and (i) junior to any other class of capital stock of the
Corporation.

                  VI. REDEMPTION. The Special Voting Share shall not be subject to redemption, except that at such time as no exchangeable shares ("Exchangeable Shares") of Merrill Lynch & Co., Canada Ltd. (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, the Special Voting Share shall automatically be redeemed and canceled, for an amount equal to $1.00 due and payable upon such redemption.

                  VII. OTHER PROVISIONS. Pursuant to the terms of that certain Voting and Exchange Trust Agreement by and between Merrill Lynch & Co., Canada Ltd., the Corporation, and Montreal Trust Company of Canada, as such agreement may be amended, modified or supplemented from time to time (the "Trust Agreement"):

                  (i) During the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares (as defined in the Trust Agreement), issue any shares of its Special Voting Stock in addition to the Special Voting Share;

                  (ii) the Special Voting Share entitles the holder of record to a number of votes at meetings of holders of Corporation common shares equal to the number of Exchangeable Shares (as defined by the Trust Agreement) outstanding from time to time (other than the Exchangeable Shares held by the Corporation and its affiliates);

                  (iii) the Trustee (as defined by the Trust Agreement) shall exercise the votes held by the Special Voting Share pursuant to and in accordance with the Trust Agreement;

                  (iv) the voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Trust Agreement; and

                  (v) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Special Voting Share shall be as otherwise provided in the Trust Agreement."